02051093

EXHIBIT INDEX IS ON PAGE 2

PE 8-1-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: AUGUST 2002

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___ Form 40-F _X_

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

EXHIBIT INDEX

Quarterly Report
TO SHAREHOLDERS

For immediate release
Monday July 29, 2002

(publié également en français)

Petro-Canada Doubles Upstream Production

Calgary — Petro-Canada announced today second quarter net earnings of $321 million ($1.22 per share). This included a net gain of $45 million ($0.17 per share) relating to foreign currency translation. These results compare with net earnings of $399 million ($1.50 per share) in the second quarter of 2001, which included a foreign currency translation gain on the long-term debt of $65 million ($0.24 per share) and a positive adjustment of $55 million ($0.21 per share) related to provincial tax rate changes. Cash flow in the second quarter was $540 million ($2.06 per share), up from $454 million ($1.71 per share) in the same period last year.

"Petro-Canada has delivered exceptional upstream growth," said Chief Executive Officer Ron Brenneman. "Production in the quarter is double last year's level, largely due to the acquisition of Veba's oil and gas operations and the impact of Terra Nova. We are very pleased that the Veba transaction closed as planned. The new international team led by President Norm McIntyre in London is in place and the integration of our international operations is largely complete."

Consolidated six month net earnings were $409 million ($1.56 per share), compared with $681million ($2.55 per share) in the first six months of 2001. For the first half of the year, cash flow of $827 million ($3.15 per share) was down from $1 083 million ($4.05 per share) in the first half of last year.

Upstream Canada earnings from operations in the second quarter were $174 million, down from $230 million in the same period last year. Earnings in the quarter were impacted by lower natural gas and oil prices, but benefited from increased production at Terra Nova and Hibernia. Upstream International earnings from 60 days of operations in the quarter were $58 million, reflecting the newly acquired international assets of Veba Oil and Gas.

Downstream earnings from operations in the second quarter were $73 million compared with $111 million in the second quarter of 2001. Excellent refinery reliability and improved marketing margins were more than offset by weaker refining margins and a narrower light/heavy differential.

"Our operations performed well in the second quarter", continued Brenneman. "East Coast oil produced solid growth. And our profitability focus is delivering results, evident by the strong performances of the Downstream and Western Canada gas."

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES

Gordon Ritchie
Investor Relations
(403) 296-7691

MEDIA AND GENERAL INQUIRIES

Chris Dawson
Corporate Communications
(403) 296-3648

E-MAIL: investor@petro-canada.ca

INTERNET SITE: www.petro-canada.ca

SUPPLEMENTAL INFORMATION

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

Petro-Canada's daily production of crude oil, field natural gas liquids and natural gas averaged 375 000 barrels of oil equivalent per day in the second quarter of 2002, compared with 188 400 barrels of oil equivalent per day in 2001. The increase reflected volumes from the acquisition of most of the Veba Oil & Gas assets, effective May 2, 2002, and the start-up of Terra Nova in late January 2002. Production from the acquired international oil and gas operations averaged 200 400 barrels of oil equivalent per day net to Petro-Canada for 60 days in the quarter.

Prices

Canadian oil and liquids prices in the second quarter averaged $36.52 per barrel, compared with $41.50 per barrel a year ago. Canadian natural gas prices averaged $4.13 per thousand cubic feet, down from $6.62 per thousand cubic feet in 2001.

International oil and liquids prices in the second quarter averaged $36.15 per barrel, compared with $44.77 per barrel a year ago. International natural gas prices averaged $4.47 per thousand cubic feet in the second quarter.

For the first six months of 2002, Canadian oil and liquids prices averaged $34.49 per barrel, compared with $41.63 per barrel a year ago. Canada natural gas prices for the first half of this year averaged $3.64 per thousand cubic feet, down from $8.65 per thousand cubic feet in the same period last year.

International oil and liquids prices for the first half of the year averaged $36.15 per barrel, compared with $42.00 per barrel in the same period last year. International natural gas prices averaged $4.47 per thousand cubic feet in the first half of 2002.

North American Gas

Western Canada

Petro-Canada's Western Canada natural gas business continued to perform well in the second quarter of 2002, supported by strong operating performance and plant reliability. Second quarter production averaged 736 million cubic feet per day, up from 685 million cubic feet in the same period last year. Western Canada natural gas production for the first half of the year averaged 734 million cubic feet per day, up from 713 million cubic feet per day in 2001. First half 2001 production included 7 million cubic feet per day from non-core assets, which were subsequently sold. In the third quarter, planned maintenance activities at non-operated gas facilities will negatively impact production. Volumes for 2002 are expected to average 715 million cubic feet per day.

The Petro-Canada operated Wildcat Hills gas plant marked its 40th year of operations in June with record natural gas sales volumes of 165 million cubic feet per day net to Petro-Canada.

Northwest Territories and Alaska

In May, Petro-Canada successfully strengthened its land position in the Brooks Range of the Alaska foothills. Petro-Canada is now one of the largest landholders in this exploratory region.

In the Mackenzie Valley region, Petro-Canada is evaluating drilling prospects for the upcoming 2002-2003 drilling season.

Scotian Shelf

Drilling of the deepwater exploration well Newburn H-23, located approximately 270 kilometers southeast of Halifax, Nova Scotia commenced on May 22, 2002 using the drillship Transocean Deepwater Millennium. The well is expected to reach its targeted depth of 6 400 meters in the third quarter. This well will test a very large geological structure located on the slope off the Scotian Shelf. Petro-Canada has a 43% interest in the exploration license.

East Coast Offshore

Second quarter daily production averaged 78 500 barrels per day net to Petro-Canada, compared with 28 100 barrels per day in the second quarter of 2001. This increase is largely due to production from Terra Nova, which contributed an average of 41 400 barrels per day in the second quarter. In the first six months of the year, production from East Coast oil averaged 68 900 barrels per day net to Petro-Canada compared with 28 000 barrels per day in the same period last year. In 2002, net daily production for Terra Nova and Hibernia is expected to average 34 000 and 33 900 barrels per day, respectively. Planned maintenance shutdowns are scheduled for both Terra Nova and Hibernia in the third quarter. Terra Nova will be shutdown for three-weeks in August, while Hibernia will be shutdown for two-weeks in September.

Other East Coast Offshore

Drilling of a second well to delineate the Far East section of the Terra Nova field is planned for the fourth quarter of 2002. In the Flemish Pass, prospects have been identified and drilling of an exploratory well is expected in 2003.

Oil Sands

Syncrude production for the second quarter averaged 21 400 barrels per day net to Petro-Canada, compared with 25 200 barrels per day in the same period last year. The production decline was due to a longer than scheduled shutdown of one of Syncrude's two coker units. Production for the first half of the year averaged 24 400 barrels per day, down 2 400 barrels per day from the same period in 2001. In 2002, average daily production from Syncrude is expected to be approximately 26 700 barrels per day net to Petro-Canada.

Construction on the 30 000 barrels per day MacKay River in situ bitumen project was 90 per cent complete at the end of the quarter. The project remains on budget and on schedule for first bitumen production by the end of this year.

International

On May 2, 2002, Petro-Canada completed the acquisition of most of the international oil and gas operations of Veba Oil & Gas. Production from the acquired international oil and gas operations averaged 200 400 barrels of oil equivalent per day net to Petro-Canada for the remaining 60 days in the quarter. Rights of first refusal were exercised by third parties with respect to assets in Norway and Egypt. Rights of first refusal remain outstanding with respect to assets in Venezuela, with resolution expected around the end of the year. By the end of 2002, Petro-Canada's total international production is expected to be 215 000 barrels of oil equivalent per day.

International production volumes mentioned below refer to average production for 60 days in the second quarter, with the exception of Algerian production volumes which are for the full quarter.

Northwest Europe

Second quarter daily production averaged 53 800 barrels of oil equivalent per day net to Petro-Canada. Production for the United Kingdom properties averaged 30 800 barrels of oil equivalent per day, while production for the Netherlands properties averaged 23 000 barrels of oil equivalent per day in the quarter.

Subsequent to the end of the quarter, Petro-Canada completed further development of the Guillemot West and Northwest oil fields, located approximately 165 kilometers east of Aberdeen. The Western Extension project was completed on schedule and under budget and will initially add an additional 14 000 barrels per day net to Petro-Canada's production in the North Sea.

North Africa/Near East

Production in North Africa/Near East averaged 148 500 barrels of oil equivalent per day net to Petro-Canada. In Libya, Petro-Canada produced an OPEC constrained average of 41 800 barrels per day. Syrian production averaged 104 800 barrels of oil equivalent per day and production from Petro-Canada's Algerian operations averaged 1 900 barrels per day. Effective June 1, 2002, Petro-Canada's Libyan net production quota was increased from 39 700 to 42 100 barrels per day.

Trinidad

The commissioning of the Hibiscus production platform, located in the North Coast Marine Area off the northern coast of Trinidad, was completed in early June. Petro-Canada's share of production will be 40 million cubic feet per day of natural gas. Production from this facility will begin in the third quarter and be delivered to Atlantic LNG for liquefaction and export.

DOWNSTREAM

Despite refining margins that were well below mid-cycle averages, the Downstream posted strong earnings of $73 million due to excellent refinery reliability and improved marketing margins. In comparison to the second quarter of 2001, softer refining margins and a narrower light/heavy crude differential adversely affected Downstream results. The New York Harbor 3-2-1 crack margin averaged US $2.88 per barrel, down from US $6.65 per barrel in the second quarter of 2001, reflecting a build-up in distillate inventories due to warmer weather. The domestic light/heavy crude price differential decreased from $16.51 per barrel in the second quarter of 2001 to $8.25 per barrel in the second quarter of 2002.

In the second quarter, total sales of refined petroleum products were up 5% from the comparable period last year, reflecting increased retail, wholesale and asphalt sales. For the first half of the year, total sales of refined petroleum products were unchanged from the same period last year.

Crude capacity utilization averaged 101 per cent in the second quarter, reflecting continued reliable operations at the company's three refineries and the lubricants plant.

The refining and supply segment contributed $54 million to Downstream operating earnings in the second quarter, while the marketing segment contributed earnings of $19 million. These results compare with a refining and supply segment contribution of $114 million and a marketing loss of $3 million in the second quarter of 2001.

In the first half of 2002, the refining and supply segment generated operating earnings of $80 million, down from $178 million in the same period last year. Marketing operating earnings totaled $38 million compared with $24 million for the first six months of 2001.

CORPORATE

Financial Measures

Petro-Canada's debt at June 30, 2002, was $3 434 million, including a current portion of $316 million, up from $1 401 million from year-end 2001. At the end of the quarter, cash and short-term investments totalled $434 million, down from $781 million at the end of 2001.

2002 Capital Spending Program

Petro-Canada's capital expenditures for 2002 are expected to total $2 180 million, up from $1 845 million as announced on November 29, 2001. This capital program demonstrates Petro-Canada's firm commitment to invest for the creation of long-term shareholder value.

Upstream, capital expenditures for 2002 are expected to total $1 675 million. Capital expenditures for Oil Sands are expected to be $515 million, Western Canada gas $445 million, while spending in the Mackenzie Delta will be $90 million. On the East Coast capital spending is expected to be $350 million, up from $220 million due in part to investments for White Rose and drilling on the Scotian Shelf. International capital expenditures are expected to be $275 million, up from $75 million, due to the additional expenditures associated with the acquired assets of Veba Oil & Gas.

In the Downstream, capital expenditures of $440 million will position the company for a profitable future and, at the same time, lessen the environmental impact of its operations and products. Corporate capital expenditures are expected to total $65 million in 2002.

Other Corporate

Second quarter earnings of $321 million ($1.22 per share) included a net gain of $45 million ($0.17 per share) due to foreign currency translation in 2002. A net gain on long-term debt in the quarter contributed $64 million ($0.24 per share) to earnings, while the foreign currency translation loss from the international operations reduced earnings by $19 million ($0.07 per share).

In the second quarter, the company appointed Deloitte&Touche as its external auditors replacing Arthur Andersen, while PricewaterhouseCoopers was appointed as the company's contract internal auditors replacing Arthur Andersen.

SHAREHOLDER INFORMATION

As at June 30, 2002, Petro-Canada's common shares outstanding totaled 262.7 million common shares.

Petro-Canada will hold a conference call to discuss these results with investors on Monday, July 29th at 1430h, Eastern Time. To participate, please call 1-888-673-1862 or 416-641-6704 at 1420h. Media are invited to listen to the call by dialling 1-888-433-1657. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 and dialling reservation number 20736046. A live audio broadcast of the conference call will be available on Petro-Canada's Internet site at www.petro-canada.ca/eng/canada/corporate/imr/confcalls/imr-conf-ovr.html **on July 29th at 1430h Eastern Time. Approximately one hour after the call, a recording of it will be available on the Internet site.**

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission. The use of the term "potential reserves" in this press release does not meet the guidelines of the Securities and Exchange Commission for inclusion in documents filed with the SEC.

SELECTED FINANCIAL DATA
June 30, 2002
(unaudited, millions of Canadian dollars)

	SECOND QUARTER		FIRST HALF	
	2002	2001	2002	2001
Earnings from operations				
Upstream				
Canada	174	230	247	510
International	58	-	52	(24)
Downstream	73	111	118	202
Shared Services	16	58	(8)	(38)
	321	399	409	650
Gain on asset sales	-	-	-	31
Net earnings	321	399	409	681
Average capital employed				
Upstream			3 714	2 976
Downstream			2 230	2 218
Shared Services			862	998
Consolidated			6 806	6 192
Return on capital employed (per cent)[1]				
Upstream			12.8	35.2
Downstream			9.7	15.4
Total Company			9.6	22.3
Operating return on capital employed (per cent)[1]				
Upstream			12.8	30.8
Downstream			9.7	15.4
Total Company[2]			9.7	20.2
Return on equity (per cent)[1]			11.4	29.3
Debt			3 434	1 793
Cash and short-term investments			434	1 760
Debt to debt plus equity (per cent)			39.6	27.1

1 12 month rolling average
2 Before reorganization costs in 2001

SELECTED OPERATING DATA
June 30, 2002

	SECOND QUARTER 2002	SECOND QUARTER 2001	FIRST HALF 2002	FIRST HALF 2001
Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)				
East Coast	78.5	28.1	68.9	28.0
Oil Sands	21.4	25.2	24.4	26.8
Western Canada	18.4	18.6	18.9	19.1
Northwest Europe	25.6	-	12.9	-
North Africa/Near East	92.7	2.3	47.4	2.2
Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)				
Western Canada	736	685	734	713
Northwest Europe	60	-	30	-
North Africa/Near East	35	-	18	-
Total production[1] (thousands of barrels of oil equivalent per day)	375.0	188.4	302.7	194.9
Petroleum product sales (thousands of cubic metres per day)				
Gasolines	26.1	24.5	25.2	24.0
Distillates	17.5	17.2	18.8	19.5
Other including petrochemicals	10.4	9.7	9.3	9.6
	54.0	51.4	53.3	53.1
Crude oil processed by Petro-Canada (thousands of cubic metres per day)	50.3	46.1	50.5	48.8
Average refinery utilization (per cent)	101	93	101	98
Downstream earnings from operations after tax (cents per litre)	1.5	2.4	1.2	2.1

[1] Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil.

AVERAGE PRICE RECEIVED
June 30, 2002

	SECOND QUARTER 2002	SECOND QUARTER 2001	FIRST HALF 2002	FIRST HALF 2001
Crude oil and natural gas liquids (dollars per barrel, after hedging)				
East Coast	36.63	42.15	35.25	41.02
Oil Sands	40.44	42.36	37.00	42.78
Western Canada	31.50	39.35	28.49	40.93
Northwest Europe	36.73	-	36.73	-
North Africa/Near East	35.95	44.77	36.00	42.00
Natural gas (dollars per thousand cubic feet, after hedging)				
Western Canada	4.13	6.62	3.64	8.65
Northwest Europe	4.32	-	4.32	-
North Africa/Near East	4.72	-	4.72	-

CONSOLIDATED STATEMENT OF EARNINGS
June 30, 2002
(unaudited, millions of Canadian dollars)

	SECOND QUARTER		FIRST HALF	
	2002	2001	2002	2001
Revenue				
Operating	2 441	2 277	4 142	4 753
Investment and other income[2, 4]	43	101	49	95
	2 484	2 378	4 191	4 848
Expenses				
Crude oil and product purchases	1 107	1 239	1 992	2 488
Operating, marketing and general	494	391	891	799
Exploration	44	38	150	149
Depreciation, depletion and amortization	240	148	402	287
Interest	45	34	75	72
	1 930	1 850	3 510	3 795
Earnings before income taxes	554	528	681	1 053
Provision for income taxes				
Current	278	194	393	384
Future	(45)	(65)	(121)	(12)
	233	129	272	372
Net Earnings	321	399	409	681
Earnings per share - Basic (dollars)	1.22	1.50	1.56	2.55
- Diluted (dollars)	1.21	1.48	1.54	2.53

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
June 30, 2002
(unaudited, millions of Canadian dollars)

	SECOND QUARTER		FIRST HALF	
	2002	2001	2002	2001
Retained earnings at beginning of period, as previously reported	1 573	1 228	1 695	897
Adjustment for the retroactive application change in accounting policy[2]	-	(202)	(184)	(126)
Retained earnings at beginning of period, as restated	1 573	1 026	1 511	771
Net earnings	321	399	409	681
Dividends on common shares	(26)	(27)	(52)	(54)
Retained earnings at end of period	1 868	1 398	1 868	1 398

SHARE INFORMATION
June 30, 2002
(unaudited, stated in Canadian dollars)

	SECOND QUARTER		FIRST HALF	
	2002	2001	2002	2001
Average shares outstanding (millions)	262.5	266.2	262.4	267.2
Earnings per share - Basic	1.22	1.50	1.56	2.55
- Diluted	1.21	1.48	1.54	2.53
Cash flow per share	2.06	1.71	3.15	4.05
Dividends per share	0.10	0.10	0.20	0.20
Share Price[(a)] - High	44.48	43.65	44.48	43.65
- Low	39.33	35.05	33.90	33.50
- Close at June 30	42.75	36.02	42.75	26.02
Shares traded[(b)] (millions)	37.5	65.3	101.4	124.7

(a) Share prices are for trading on the TSX.
(b) Total shares traded on the TSX and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF CASH FLOWS
June 30, 2002
(unaudited, millions of Canadian dollars)

	SECOND QUARTER 2002	SECOND QUARTER 2001	FIRST HALF 2002	FIRST HALF 2001
Operating activities				
Net earnings	321	399	409	681
Items not affecting cash flow[5]	175	17	268	253
Exploration expenses	44	38	150	149
Cash flow	540	454	827	1 083
(Increase) decrease in operating working capital relating to operating activities and other	(17)	70	(174)	37
Cash flow from operating activities	523	524	653	1 120
Investing activities				
Acquisition of oil and gas operations of Veba Oil & Gas GmbH[3]	(2 156)	-	(2 156)	-
Expenditures on property, plant and equipment and exploration	(422)	(313)	(792)	(639)
Proceeds from sale of assets	2	1	5	119
(Increase) decrease in deferred charges and other assets, net	(52)	(3)	(57)	3
(Increase) decrease in operating working capital relating to investing activities	(58)	(15)	(57)	61
	(2 686)	(330)	(3 057)	(456)
Financing activities and dividends				
Dividends on common shares	(26)	(27)	(52)	(54)
Reduction of long-term debt	(1)	(1)	(2)	(2)
Proceeds from issue of long-term debt	2 100	-	2 100	-
Proceeds from issue of common shares	8	17	11	30
Purchase of common shares	-	(148)	-	(304)
Decrease in operating working capital relating to financing activities	-	1	-	11
	2 081	(158)	2 057	(319)
(Decrease) increase in cash and short-term investments	(82)	36	(347)	345
Cash and short-term investments at beginning of period	516	1 724	781	1 415
Cash and short-term investments at end of period	434	1 760	434	1 760

CONSOLIDATED BALANCE SHEET
(unaudited, millions of Canadian dollars)

	JUNE 30, 2002	DECEMBER 31, 2001
Assets		
Current assets		
Cash and short-term investments	434	781
Accounts receivable	1 719	758
Inventories	541	455
Prepaid expenses	54	15
	2 748	2 009
Property, plant and equipment, net	9 622	7 460
Goodwill	729	-
Deferred charges and other assets	216	165
	13 315	9 634
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	1 643	1 158
Income taxes payable	600	234
Current portion of long-term debt[3]	316	5
	2 559	1 397
Long-term debt[3]	3 118	1 396
Deferred credits and other liabilities	601	481
Future income taxes	1 792	1 483
Shareholders' equity[6]	5 245	4 877
	13 315	9 634

Approved on behalf of the Board

Ron A. Brenneman

Brian F. MacNeill

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002
(unaudited)

1 Segmented Information

	Upstream Canada 2002	Upstream Canada 2001	Upstream International 2002	Upstream International 2001	Downstream 2002	Downstream 2001	Shared Services 2002	Shared Services 2001	Consolidated 2002	Consolidated 2001
	Three months ended June 30, (millions)									
Revenue										
Sales to customers and other revenues	$ 372	$ 419	$ 285	$ 6	$ 1 780	$ 1 859	$ 47	$ 94	$ 2 484	$ 2 378
Inter-segment sales	216	125	-	-	1	2	-	-		
	588	544	285	6	1 781	1 861	47	94		
Expenses										
Crude oil and product purchases	-	-	-	-	1 111	1 239	(4)	-	1 107	1 239
Inter-segment transactions	1	2	-	-	216	125	-	-		
Operating, marketing and general	139	114	61	2	286	269	8	6	494	391
Exploration	39	36	5	2	-	-	-	-	44	38
Depreciation, depletion and amortization	136	89	55	2	49	57	-	-	240	148
Interest	-	-	-	-	-	-	45	34	45	34
	315	241	121	6	1 662	1 690	49	40	1 930	1 850
Earnings before income taxes	273	303	164	-	119	171	(2)	54	554	528
Provision for income taxes										
Current	127	126	104	1	65	77	(18)	(10)	278	194
Future	(28)	(53)	2	(1)	(19)	(17)	-	6	(45)	(65)
	99	73	106	-	46	60	(18)	(4)	233	129
Net earnings	$ 174	$ 230	$ 58	$ -	$ 73	$ 111	$ 16	$ 58	$ 321	$ 399
Expenditures on property, plant and equipment and exploration	$ 300	$ 236	$ 48	$ 3	$ 71	$ 72	$ 3	$ 2	$ 422	$ 313
Cash flow (before changes in operating working capital)	$ 328	$ 306	$ 137	$ 3	$ 102	$ 151	$ (27)	$ (6)	$ 540	$ 454

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002
(unaudited)

1 Segmented Information

	Upstream									
	Canada		International		Downstream		Shared Services		Consolidated	
	Six months ended June 30,									
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	(millions)									
Revenue										
Sales to customers and other revenues	$ 605	$ 1 053	$ 288	$ 11	$ 3 248	$ 3 760	$ 50	$ 24	$ 4 191	$ 4 848
Inter-segment sales	414	295	-	-	2	3	-	-		
	1 019	1 348	288	11	3 250	3 763	50	24		
Expenses										
Crude oil and product purchases	-	-	-	-	1 992	2 486	-	2	1 992	2 488
Inter-segment transactions	2	3	-	-	414	295	-	-		
Operating, marketing and general	253	225	63	4	557	557	18	13	891	799
Exploration	137	104	13	45	-	-	-	-	150	149
Depreciation, depletion and amortization	249	182	57	3	96	102	-	-	402	287
Interest	-	-	-	-	-	-	75	72	75	72
	641	514	133	52	3 059	3 440	93	87	3 510	3 795
Earnings before income taxes	378	834	155	(41)	191	323	(43)	(63)	681	1 053
Provision for income taxes										
Current	206	318	102	(15)	121	104	(36)	(23)	393	384
Future	(75)	(25)	1	(2)	(48)	17	1	(2)	(121)	(12)
	131	293	103	(17)	73	121	(35)	(25)	272	372
Net earnings	$ 247	$ 541	$ 52	$ (24)	$ 118	$ 202	$ (8)	$ (38)	$ 409	$ 681
Expenditures on property, plant and equipment and exploration	$ 621	$ 508	$ 64	$ 8	$ 103	$ 119	$ 4	$ 4	$ 792	$ 639
Cash flow (before changes in operating working capital)	$ 568	$ 757	$ 141	$ 22	$ 166	$ 321	$ (48)	$ (17)	$ 827	$ 1 083

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002
(unaudited)

2 The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company's 2001 annual report. The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policy set out below.

Effective January 1, 2002 the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translation whereby an exchange gain or loss on the translation of long-term debt is included in net earnings for the current period. Previously, the gain or loss on the translation of long-term debt was amortized over the remaining term of the debt. The effect of this change for the three months ended June 30, 2002 was an increase in net earnings of $65 million (2001 - $73 million) and for the six months ended June 30, 2002 was an increase (decrease) in net earnings of $67 million (2001 - $(3) million) from the net earnings that would have been reported under the former accounting policy.

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 7. The new recommendations apply to options granted after January 1, 2002.

Certain reclassifications have been made to the 2001 comparative figures to conform with the current year's presentation.

3 On May 2, 2002 the Company acquired the shares of companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH for a cash consideration and acquisition costs of $2 156 million and the results of these operations have been included in the consolidated financial statements from that date. The Venezuelan operations are subject to rights of first refusal which are expected to be resolved around year-end.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at May 2, 2002 was:

		(millions)
Property, plant and equipment	$	1 927
Goodwill		729
Current assets, excluding cash		633
Deferred charges and other assets		1
Total assets acquired		3 290
Current liabilities		616
Future income taxes		390
Deferred credits and other liabilities		128
Total liabilities assumed		1 134
Net assets acquired	$	2 156

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

The goodwill, which was assigned to the international oil and gas operations acquired, will not be amortized but will be subject to a periodic impairment review.

Funds for the acquisition were provided from credit facilities arranged with certain banks and from cash and short-term investments. The credit facilities totalled $3 320 million, of which $2 100 million was drawn down during the three months ended June 30, 2002 to finance the acquisition. The facilities are unsecured and have terms ranging from less than one to up to three years. Borrowings are available in the form of Canadian prime loans, Canadian dollar bankers' acceptances, U.S. base rate loans or LIBOR-based loans. As at June 30, 2002 the outstanding loan was in the form of Canadian dollar bankers' acceptances. Subject to certain exceptions, such as draw downs on operating credit facilities, proceeds from new debt financings, excluding the first $100 million raised, must be used to repay the amounts outstanding under these facilities. During July 2002 the Company repaid $61 million of the facility and cancelled an additional $189 million, reducing the facilities to $3 070 million.

4 Investment and other income for the three months ended June 30, 2002 includes a $66 million (2001 - $71 million) gain on translation of foreign currency denominated long-term debt. Investment and other income for the six months ended June 30, 2002 includes a $65 million (2001 - $(21) million) gain (loss) on translation of foreign currency denominated long-term debt.

Investment and other income for the three months ended June 30, 2002 includes a $19 million foreign exchange loss on the translation of foreign operations.

Investment and other income for the six months ended June 30, 2001 includes a gain on disposal of assets of $51 million relating to the disposal of non-core oil and gas properties. The gain on disposal increases net earnings for the six months ended June 30, 2001 by $31 million. There was no gain or loss on disposal of assets for the six months ended June 30, 2002.

5 Items not affecting cash flow:

	Three months ended June 30, (millions)		Six months ended June 30,	
	2002	2001	2002	2001
Depreciation, depletion and amortization	$ 240	$ 148	$ 402	$ 287
Future income taxes	(45)	(65)	(121)	(12)
(Gain) loss on translation of foreign currency denominated long-term debt	(66)	(71)	(65)	21
Foreign exchange losses	28	-	28	-
Provision for future removal and site restoration cost	10	3	14	6
Loss (gain) on sale of assets	-	2	-	(51)
Other	8	-	10	2
	$ 175	$ 17	$ 268	$ 253

6 Shareholders' equity consists of:

	June 30, 2002 (millions)	December 31, 2001
Common shares	$ 1 239	$ 1 228
Contributed surplus	2 138	2 138
Retained earnings	1 868	1 511
	$ 5 245	$ 4 877

7 On February 11, 2002 the Company granted 2 107 000 options to purchase common shares for officers and certain employees at a price of $34.22 per share. These options have a term of 10 years, vest over four years and are exercisable at the market price when granted. The following table presents the pro forma net earnings and the pro forma earnings per share as if the fair value based accounting method had been used to account for the compensation cost of the options amortized over the term in which they vest:

	Three months ended June 30, 2002			Six months ended June 30, 2002		
		Earnings per Share			Earnings per Share	
	Net Earnings (millions)	Basic (dollars)	Diluted	Net Earnings (millions)	Basic (dollars)	Diluted
Net earnings as reported	$ 321	$ 1.22	$ 1.21	$ 409	$ 1.56	$ 1.54
Pro forma adjustment	1	-	-	2	0.01	-
Pro forma net earnings	$ 320	$ 1.22	$ 1.21	$ 407	$ 1.55	$ 1.54

The estimated fair value of the options of $12.19 per share has been determined using the Black-Sholes option-pricing model with the following assumptions:

Risk-free interest rate	5%
Expected hold period to exercise	6 years
Volatility in the market price of the common shares	33%
Estimated annual dividend	1.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: August 9, 2002

Name: Hugh L. Hooker
Title: Associate General Counsel and Assistant Secretary

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